December 16, 2013
VIA FEDEX AND EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Patrick Gilmore

Re:	Dot Hill Systems Corp.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2013
File No. 001-13317

Dear Mr. Gilmore:
We are writing in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 3, 2013 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”) of Dot Hill Systems Corp. (the “Company”) filed with the Commission on March 18, 2013. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2012 Form 10-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2012 Form 10-K and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Staff Comments and Company Responses
Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Revenue Recognition for Arrangement with Multiple Deliverables, Page F-7

1.
Your response to prior comment 1 indicates that for multiple-element arrangements that include both software and non-software related elements, you allocate and recognize a portion of the transaction price as revenue related to software deliverable based on the VSOE of fair value of software related elements, and allocate the remainder of the transaction price to non-software related elements based on their relative selling prices.

We also note your allocation method is similar for extended warranties for your essential and non-essential software based on your response to prior comment 2. Based on your response, it appears your initial allocation method between the software and non-software elements is similar to the residual method which is not appropriate under ASC 605-25. Further, as noted in ASC 985-605-25-10(f), the arrangement consideration should be allocated to the software and non-software deliverables as a group in accordance with the guidance in ASC 605-25 using the relative selling prices of each group. Please tell us your consideration of this guidance in allocating your transaction price between the software and non-software related elements and why you believe your current allocation methodology is appropriate.
Response: The Company acknowledges the Staff’s comment and respectfully submits that we agree with the Staff’s position that, pursuant to ASC 605-25 and ASC 985-605-25-10(f), the relative method is required for allocating multiple-element arrangements that include both software and non-software related elements. Revenues for arrangements which include both software and non-software arrangements totaled approximately $690,000, which is approximately 0.35% of our consolidated net revenue for 2012. Considering this level of materiality, to simplify our procedures, we use the residual method to allocate revenue under these arrangements that in all material respects, approximates the allocation which would result if the relative method was used. We will continue to monitor these arrangements in the event revenues from these arrangements rise to a material level and will modify our methodology to apply the relative method.
In future filings, we will remove the disclosure on multiple-element arrangements due to the materiality of these arrangements. We will revise our disclosure as follows:
For multi-element arrangements that include hardware products containing software essential to the hardware product’s functionality, undelivered ~~software~~ elements that relate to the hardware product’s essential software, and undelivered non-software services (all non-software related elements), we allocate the transaction price to all deliverables based on their relative selling prices. In such circumstances, we use a hierarchy to determine the selling price to be used for allocating the transaction price to the deliverables: (i) VSOE of fair value, (ii) third-party evidence of selling price, or TPE, and (iii) best estimate of the selling price, or ESP. VSOE of fair value generally exists only when we sell the deliverable separately and represents the actual price charged by us for that deliverable. ESPs reflect our best estimates of what the selling prices of each of the deliverable would be if they were sold regularly on a standalone basis.
~~For multi-element arrangements that include both software and non-software related elements, we allocate and recognize a portion of the transaction price as revenue related to software deliverables based on the VSOE of fair value of the software related elements. We allocate and recognize the remainder of the transaction price to the non-software related elements based on their relative selling prices, using the hierarchy for determining the selling price outlined above. In circumstances when VSOE of fair value of undelivered software related elements is not available, the entire transaction price is deferred and recognized in accordance with the guidance outlined under the software heading above.~~

***************
The Company respectfully requests the Staff’s assistance in completing the review of our responses as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (303) 845-3377.
Sincerely,

Dot Hill Systems Corp.

/s/ HANIF I. JAMAL
Hanif I. Jamal
Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary
cc: Eiko Yaoita Pyles, Securities and Exchange Commission